UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Brown, Eric B.
   4 Greenway Plaza
   Houston, Texas  77046
   USA
2. Issuer Name and Ticker or Trading Symbol
   Transocean Offshore Inc.
   RIG
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 31, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and General Counsel
7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common Stock (1)             |2/1/97|F (2|594 (2)           |D  |$31.28     |8,220 (3)          |D     |                           |
                             |      |)   |                  |   |           |                   |      |                           |
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Common Stock                 |(4)   |J (4|204 (4)           |A  |(4)        |384 (5)            |I     |(5)                        |
                             |      |)   |                  |   |           |                   |      |                           |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) All share numbers listed herein have been adjusted to reflect a two-for-one stock split effected in the form of a 100% stock dividend paid by the issuer in September
1997.
(2) Shares automatically withheld upon vesting of restricted stock to satisfy tax withholding obligation arising from such vesting.
(3) Includes shares of unvested restricted stock granted under the Transocean Offshore Inc. Long-Term Incentive Plan.
(4) Shares acquired under the Transocean Offshore Inc. Savings Plan, including contributions and dividends, between January 1, 1997 and
December 31, 1997, which shares are exempt under Rule 16b-3. The acquisition prices ranged from $27.125 to $57.76 per share. The number of shares listed is approximate because Plan accounting is on a unit basis.
(5) Shares held under the Transocean Offshore Inc. Savings Plan at December 31, 1997. The number of shares listed is approximate because Plan accounting  is on a unit
basis.
SIGNATURE OF REPORTING PERSON
/s/ Eric B. Brown by Nicolas J. Evanoff
DATE
February 17, 1997